UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                           Duracell International Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   26633L 10 3
                                 (CUSIP Number)


          Check the following box if a fee is being paid with this statement /__/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No. 26633L 10 3

                       1)    Name of Reporting Person
                             S.S. or I.R.S. Identification No. of Above Person:
                             DI Associates, L.P.

                       2) Check the Appropriate Box if a Member of a Group (See Instructions):
                             (a)
                             (b)  X
                       3)    SEC Use Only

                       4)    Citizenship or Place of Organization:
                             Delaware

                       5)  Sole Voting Power:  40,195,213
        Number of
          Shares             6)  Shared Voting Power:  0
    Beneficially Owned
            by               7)  Sole Dispositive Power:  40,195,213
      Each Reporting
       Person With           8) Shared Dispositive Power:  0

                       9) Aggregate Amount Beneficially Owned by Each Reporting Person: 40,195,213

                       10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

                       11) Percent of Class Represented by Amount in Row (9): 33.8%

                       12)   Type of Reporting Person (See Instructions):
                             PN

   CUSIP No. 26633L 10 3

                       1)    Name of Reporting Person
                             S.S. or I.R.S. Identification No. of Above
                               Persons:
                             KKR Partners II, L.P.

                       2) Check the Appropriate Box if a Member of a Group (See Instructions):
                             (a)
                             (b)  X

                       3)    SEC Use Only

                       4)    Citizenship or Place of Organization:
                             Delaware

                       5)  Sole Voting Power:  904,787
        Number of
          Shares             6)  Shared Voting Power:  0
    Beneficially Owned
            by               7)  Sole Dispositive Power:  904,787
      Each Reporting
       Person With           8) Shared Dispositive Power:  0

                       9) Aggregate Amount Beneficially Owned by Each Reporting Person: 904,787

                       10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

                       11)   Percent of Class Represented by Amount in
                             Row (9):  0.8%

                       12)   Type of Reporting Person (See Instructions):
                             PN

                         AMENDMENT NO. 4 ON SCHEDULE 13G


This Statement on Schedule 13G (the "Schedule 13G") relating to the common stock, par value $.01 per share, of Duracell International, Inc. as previously filed by DI Associates, L.P. and KKR Partners II, L.P., is hereby amended and supplemented with respect to the item set forth below.

Item 4.  Ownership

     (a)  Amount Beneficially Owned

          DI Associates, L.P. and KKR Partners II, L.P. are Delaware limited partnerships whose sole general partner is KKR Associates, a New York limited partnership. On March 22, 1995, DI Associates, L.P. and KKR Partners II, L.P. sold 15,745,570 and 354,430 shares, respectively, in a registered public offering. As a result of the sale, DI Associates, L.P.'s record ownership of shares decreased to 40,195,213 shares of the identified class of securities and KKR Partners II, L.P.'s record ownership of shares decreased to 904,787 shares of the identified class of securities. As the sole general partner of each of DI Associates, L.P. and KKR Partners II, L.P., KKR Associates may be deemed to be the beneficial owner of an aggregate of 41,100,000 shares of the identified class of securities. Henry R. Kravis, George R. Roberts, Paul E. Raether, Robert I. MacDonnell, Michael W. Michelson, Saul A. Fox, James H. Greene, Jr., Michael T. Tokarz, Clifton S. Robbins, Scott M. Stuart, Perry Golkin and Edward
A. Gilhuly are the general partners of KKR Associates, and in such capacity may be deemed to share beneficial ownership of any securities beneficially owned by KKR Associates, but they disclaim any such beneficial ownership.

     (b)  Percent of Class

               See item 11 of each cover page

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote

                   See Item 5 of each cover page

          (ii)  shared power to vote or to direct the vote

                   See Item 6 of each cover page

          (iii)  sole power to dispose or to direct the disposition of

                   See Item 7 of each cover page

          (iv)  shared power to dispose or to direct the disposition of

                   See Item 8 of each cover page

                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    DI ASSOCIATES, L.P.

                                         By:  KKR ASSOCIATES,
                                              its General Partner


                                              January 29, 1996
                                                        Date


                                              /s/ Paul E. Raether
                                                       Signature


                                              Paul E. Raether, General Partner
                                                      Name/Title

                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    KKR PARTNERS II, L.P.

                                         By:  KKR ASSOCIATES,
                                              its General Partner


                                              January 29, l996
                                                         Date


                                              /s/ Paul E. Raether
                                                       Signature


                                              Paul E. Raether, General Partner
                                                      Name/Title

                                     EXHIBIT



Exhibit 1 -    Joint Filing Agreement and Power of Attorney (incorporated by reference to Exhibit 1 to the Statement on Schedule 13G of DI
               Associates, L.P. and KKR Partners II, L.P. filed on February 14,
               1992)